Exhibit 99.1
TRANSALTA CORPORATION
(the “Corporation”)
Annual Meeting of Shareholders
(the “Meeting”)
April 25, 2024
REPORT OF VOTING RESULTS
NI 51-102 – Continuous Disclosure Obligations, Section 11.3
Matters Voted Upon
The total number of common shares represented by shareholders present at the Meeting and by proxy was 194,587,285 representing 63.21% of the Corporation’s outstanding common shares.

1.Election of Directors
The 12 director nominees proposed by management were elected. The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Against	Per cent
John P. Dielwart	187,971,087	99.50	952,208	0.50
Alan J. Fohrer	187,736,517	99.37	1,186,602	0.63
Laura W. Folse	187,808,261	99.41	1,116,958	0.59
Harry A. Goldgut	188,080,397	99.55	842,898	0.45
John H. Kousinioris	187,992,591	99.51	930,548	0.49
Candace J. MacGibbon	187,620,471	99.31	1,304,768	0.69
Thomas M. O’Flynn	182,108,667	96.39	6,814,452	3.61
Bryan D. Pinney	188,013,643	99.52	909,632	0.48
James Reid	188,104,667	99.57	818,628	0.43
Manjit K. Sharma	187,918,417	99.47	1,004,824	0.53
Sandra R. Sharman	186,504,893	98.72	2,420,326	1.28
Sarah A. Slusser	187,989,860	99.50	935,379	0.50

2.Appointment of Auditors
The appointment of Ernst & Young LLP to serve as the auditors for 2024 was approved. The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
192,404,387	98.88	2,182,897	1.12
3.Advisory Vote on Executive Compensation
The non-binding advisory vote to accept the Corporation's approach to executive compensation was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
187,077,751	99.02	1,848,374	0.98